UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                              Amendment No. 4

              NEXIQ Technologies, Inc. (f/k/a WPI Group, Inc.)
             --------------------------------------------------
                              (Name of Issuer)


                       Common Stock, $0.01 par value
                      -------------------------------
                      (Title of Class and Securities)


                                 929930k107
                                ------------
                               (CUSIP Number)

                       Sunrise Capital Partners, L.P.
                        685 Third Avenue, 15th Floor
                             New York, NY 10017
                             Att: Joseph Julian
                                212-582-3015
       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              October 30, 2001
                             ------------------
                       (Date of Event which Requires
                         Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                 SCHEDULE 13D

     CUSIP No.  929930k107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Sunrise Capital Partners, L.P.
     --------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     --------------------------------------------------------------------
     3.   SEC USE ONLY

     --------------------------------------------------------------------
     4.   SOURCE OF FUNDS*

                           WC
     --------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     --------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
    ---------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    20,911,029
            SHARES
                                   --------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     1,646,596
             EACH
                                   --------------------------------------
          REPORTING                9.   SOLE DISPOSITIVE POWER
            PERSON                      20,911,029
             WITH
                                   --------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        None
     --------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 22,557,625

     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     --------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                    77.4%
     --------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON

                  PN


-------------------------------------------------------------------------

         This Amendment No. 4 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by Sunrise Capital Partners, L.P., a Delaware limited partnership ("Sunrise"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of NEXIQ Technologies, Inc. (the "Company"). This Amendment amends the Schedule 13D filed on August 21, 2000, as amended by Amendment No. 1 filed on November 16, 2000, Amendment No. 2 filed on January 29, 2001 and Amendment No. 3 filed on September 21, 2001.

         The Schedule 13D previously filed is hereby amended by the addition of the following information:


Item 4.  Purpose of Transaction.

         In light of the Company's recent public announcements concerning developments in its business, the Item 2 Persons intend to buy additional shares of Common Stock in the open market or otherwise on such terms and at such times as the Item 2 Persons consider desirable. Any decision by the
Item 2 Persons to increase their position in the Common Stock of the Company would be based upon factors, including but not limited to, the price of the Common Stock, the business of the Company, the terms and conditions of the transaction and prevailing market conditions.

         Except as set forth in this Schedule 13D, the Item 2 Persons have no present plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 7.  Material to be Filed as Exhibits.

         Exhibit I Convertible Note Agreement, dated as of July 31, 2000, By and among WPI Group, Inc., WPI Electronics, Inc., WPI Magnetec, Inc., WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc., WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI
                       UK Holding, Inc., WPI UK Holding II, Inc., WPI
                       Oyster Terminals, Inc., WPI Husky Technology, Inc., and WPI Instruments, Inc. as Borrowers, and Sunrise Capital Partners, L.P. As Lender.*

         Exhibit II Stockholders Agreement, dated as of August 9, 2000, made by and among Sunrise Capital Partners, L.P. and each of The John R. Allard Revocable Trust of 1993, Kim
                       A. Socha, The Michael E. Allard Revocable Trust of
                       1994, Lisa A. Dibrigida, Gerald R. Allard, The Samy Nazarian Trust, The David and Angella Nazarian
                       Family Trust, Younes Nazarian, Richard A. Beyer and Michael Foster.*

         Exhibit III Amendment No. 1 to Convertible Note Agreement, dated as of September 21, 2001, by and among NEXIQ Technologies, Inc., WPI Electronics, Inc., WPI Airport II, Inc. (f/k/a WPI Magnetec, Inc.), WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc. (f/k/a WPI Oyster Termiflex, Inc.), WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., and WPI Airport I, Inc. (f/k/a WPI Instruments, Inc.), WPI Husky Technology, Inc. (f/k/a WPI Husky Computers, Inc.) and Diversified Software Industries, Inc.*



* Previously filed



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                October 30, 2001
                                          --------------------------------------
                                                           (Date)


                                          SUNRISE CAPITAL PARTNERS, L.P.
                                                  By: Sunrise Advisors, LLC
                                                      Its General Partner

                                                  By: /s/ Joseph Julian
                                                      --------------------------
                                                      (Signature)

                                                      Joseph Julian
                                                      Principal
                                                      --------------------------
                                                      (Name/Title)



                               EXHIBIT INDEX


         Exhibit I Convertible Note Agreement, dated as of July 31, 2000, By and among WPI Group, Inc., WPI Electronics, Inc., WPI Magnetec, Inc., WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc., WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI
                       UK Holding, Inc., WPI UK Holding II, Inc., WPI
                       Oyster Terminals, Inc., WPI Husky Technology, Inc., and WPI Instruments, Inc. as Borrowers, and Sunrise Capital Partners, L.P. As Lender.*

         Exhibit II Stockholders Agreement, dated as of August 9, 2000, made by and among Sunrise Capital Partners, L.P. and each of The John R. Allard Revocable Trust of 1993, Kim A. Socha, The Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald R. Allard, The Samy Nazarian Trust, The David and Angella Nazarian Family Trust, Younes Nazarian, Richard A. Beyer and Michael Foster.*

         Exhibit III Amendment No. 1 to Convertible Note Agreement, dated as of September 21, 2001, by and among NEXIQ Technoligies, Inc., WPI Electronics, Inc., WPI Airport II, Inc. (f/k/a WPI Magnetec, Inc.), WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc. (f/k/a WPI Oyster Termiflex, Inc.), WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., and WPI Airport I, Inc. (f/k/a WPI Instruments, Inc.), WPI Husky Technology, Inc. (f/k/a WPI Husky Computers, Inc.) and Diversified Software Industries, Inc.*


* Previously filed